SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release
9th December, 2011

BP Board Appointment

The board of BP p.l.c. announced today that Andrew Shilston will join the Board as a non-executive director with effect from 1st January 2012.

Andrew Shilston is currently chief financial officer at Rolls-Royce Holdings plc.

Carl-Henric Svanberg, chairman of BP, said: "We continue to strengthen the Board with world class individuals. Andrew has deep financial and City experience together with industry experience from his time with Enterprise Oil and Cairn Energy. I welcome Andrew to BP."

Andrew Shilston

Andrew Shilston has been chief financial officer of Rolls-Royce Holdings plc since 2002. Prior to that he was Finance Director at Enterprise Oil plc from 1993 to 2002. He was a non-executive director at Cairn Energy plc from 2004 to 2008, and is currently a non-executive director of Circle Holdings plc. He is retiring from Rolls-Royce Holdings plc at the end of 2011.

Following the announcement in October 2011 of Brian Gilvary as chief financial officer, the Board will, from 1st January 2012, comprise 11 non-executive and four executive directors. http://bit.ly/BPboard

Further media information:

Photographs are available from the BP press office

BP press office: +44 (0)20 7496 4076
bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 09 December, 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary